UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PAYMENT OF DIVIDENDS BASED ON 2009 FISCAL YEAR RESULTS

Moscow, Russia – January 11, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and steel companies, announces a dividend payment (including taxes) of RUR 910,223,721.05 (approximately US$29.9 million as of December 31,
2010), based on the Company’s results for the 2009 fiscal year.
Mechel OAO has allocated a total of RUR 910,245,362.40 (approximately US$29.9 million *) (including taxes) for its annual dividend payment to shareholders for the 2009 fiscal year. This includes RUR 456,510,250.35 paid to holders of privileged registered book-entry shares or RUR 3.29 per one privileged registered book-entry share, and RUR 453,735,112.05 paid to holders of ordinary registered book-entry shares or RUR 1.09 per one ordinary registered book-entry share. The amount of funds allocated to pay the annual dividend is approximately
40% of the company’s net profit for 2009 according to US GAAP.
As of December 31, 2010, Mechel OAO’s Russian and foreign shareholders were paid a total of RUR 910,223,721.05 (including taxes). Total dividends of RUR
21,641.35 (approximately US$ 710 *), or 0.002% of the allocated amount, were not distributed to certain shareholders due to their failure to fulfill their obligations to provide information on their bank details required to transfer the dividends.
All funds to pay the dividend to the holders of Mechel’s ADRs were transferred to the account of the Company’s depositary bank Deutsche Bank, which will distribute them till January 12, 2011.
* According to the Russian Central Bank exchange rate of 30.47 RUR/$ as of
December 31, 2010.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 11, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO